Mail Stop 6010
January 4, 2006

MacDonald Tudeme
Chief Executive Officer
MT Ultimate Healthcare Corp.
18301 Von Karmen, Suite 205
Irvine, CA 92612

	Re:	MT Ultimate Healthcare Corp.
		Schedule 14C
		Filed December 9, 2005
		File No. 0-49915

Dear Mr. Tudeme:

	This is to advise you that our review of the above information statement indicates that it fails in several material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and Schedule 14C. For this reason, we will not perform a detailed examination of the information statement and we will not issue a full set of comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. The following comments one through nine highlight some of the more blatant deficiencies. Please be advised that if you mail the information statement in its present form that we will be required to consider what recommendation, if any, we should make to the Commission.

      The other comments in this letter indicate areas of the document we think you should revise. As to these comments, if you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that Item 1 of Schedule 14C incorporates many of the requirements of Schedule 14A. Accordingly, many of our comments refer to the requirements of Schedule 14A for this reason.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Regarding the two acquisitions, you disclose that these transactions have already closed. It appears to us that if applicable law or regulations require shareholder approval of these transactions, that you would be required to deliver the information statement 20 days before taking the action. Supplementally, please explain to us whether or not and why or why not shareholder approval of the transactions is required. If shareholder approval is not required, explain in the information statement why you are seeking the ratification of actions that have already been taken and the reasons and the effects on shareholders of obtaining ratification.

2. We note that it appears that Messrs. Walters and Moore will vote the MT Ultimate shares you state they own in favor of the acquisition of iTech. Further, it appears to us that the two gentlemen will receive the MT Ultimate shares they are voting to approve the iTech transaction as consideration paid to them by the registrant as consideration in that transaction. Supplementally, please provide an analysis supporting your belief that these gentlemen can vote these shares on this matter and the others.

3. We note that the transactions described in proposals five and seven concern material acquisitions and that proposal six concerns the issuance of securities. Therefore, you should provide all of the disclosure required by Items 11, 13 and 14 of Schedule 14A in your information statement. As currently prepared, your disclosure does not properly address these items. You should present this disclosure in narrative form and provide a detailed discussion of material information for each item as required. We expect that you will add substantial additional disclosure to your filing in response to this comment.

4. Please provide the historical financial information required for the registrant, iTechexpress, Inc. and Drug Consultants, Inc., as well as the required pro forma financial information giving effect to these acquisitions.

5. As to proposals five and seven pertaining to the acquisitions,
Item 14 of Schedule 14A requires that you disclose the material terms of the proposed transactions and that you must provide security holders with sufficient information to understand the essential features and significance of the transaction. Your discussion should include, but not be limited to, disclosure of all of the material terms of the transaction, covenants, representations, warranties, consideration, closing conditions, etc. It should also discuss the significance of the transactions to the registrant and security holders. It should also provide sufficient information regarding the acquired companies. We expect you to provide significantly more disclosure regarding the transaction in response to this comment.

6. Furthermore, you need to provide more information relating to each of the transactions, including the background of the transactions, the reasons that the board believes that the transactions are in the best interests of the shareholders, and tax and accounting treatment for the transactions. You also need to disclose how the consideration amounts were determined, a description of any fairness opinion obtained and if one was not obtained why it was not obtained, and the basis for the company`s belief that each of the transactions are in the best interest of shareholders.

Financial Statement and Audit Issues

7. Please provide audited financial statements for the two acquisitions which occurred during 2004 in accordance with Rule
310(c) of Regulation S-B or tell us why audited financial information is not required.

8. Please provide pro forma financial information in compliance with
Rule 310(d) of Regulation S-B or tell us why the pro forma financial information is not required.

9. In light of the fact that your former auditor is no longer registered with the PCAOB, this auditor would not be able to perform the required restatement adjustments identified later in this letter.
As a result, it appears a re-audit by a firm registered with the PCAOB would be required.

General

10. Please consider including an introduction to the information statement prior to discussing your proposals. We note that if your proposals are approved and the underlying transactions are consummated, this will result in a substantial transformation of the company. Your introduction should explain these transactions and explain the changes to the company that will result therefrom. You should also discuss the interdependence of the proposals.

11. Item 3 of Schedule 14C refers to certain interests of persons in the transactions to be acted upon. You have not disclosed any such interests in the filing. For each proposal, please provide this information. We expect you to provide substantial disclosure in response to this comment and may have further comments upon reviewing your revised disclosure.


Proposal 1 - Amendment to Articles of Incorporation, page 4

12. At the end of the second paragraph, you state that the summary of the amendments does not purport to be complete and qualify it in its entirety by reference to the certificate amendment. Please amend this language to remove the qualification and state that all material terms of the amendment are disclosed in this subsection of the information statement. We note similar disclosure concerning other documents and agreements throughout the information statement. As a non-exclusive example, you make a similar statement on page 10 concerning the bylaw amendments. Please revise the disclosure throughout the filing to be consistent with this comment.

13. Where you discuss the creation of blank check preferred stock, please disclose the risks of possible dilution that may occur if you issue preferred stock which is convertible into common stock.

14. On page 7, you state that the vote required to approve the proposal is the affirmative vote of the Majority Stockholders, which you define as Messrs. Walters and Moore. This is not the case. It appears that the vote required is a majority of the outstanding shares of common stock eligible to vote on this matter. Please revise to state this fact and disclose, if true, that the affirmative votes of Messrs. Walters and Moore would be sufficient to approve this matter. You make similar disclosure concerning the other proposals in the document. Please revise these other disclosures throughout the document to comply with this comment.

Proposal 2 - Approval of Reverse Stock Split, page 7

15. Please include disclosure in tabular form which describes your capitalization both before and after the reverse spilt. This should include the number of shares authorized, issued and outstanding, as well as shares reserved for issuance in accordance with the terms of the convertible securities, warrants, etc. both before and after the reverse stock split.

16. You state that holders of common stock entitled to fractional shares will receive whole shares of common stock upon surrender of their stock certificates. Please explain in more detail exactly what steps shareholders will have to take and when to receive their new shares.

Proposal 3 - To Ratify the Amendment of the Company`s Bylaws, page
10

17. Exhibit B indicates that the board of directors approved these amendments to the bylaws in December 2005. Please explain why you are seeking shareholder ratification of these amendments. Also, state whether or not the amendments would be effective under Nevada corporate law and your charter and bylaws without shareholder approval.

18. While you explain the advantages of the written consent proposal to the two Majority Stockholders, you do not adequately explain the disadvantages this action could have on the other shareholders. Please explain in detail the anti-takeover and control issues related to this amendment.

19. You state that shareholders could act by written consent to approve transactions and affairs without a shareholder meeting.
Please state whether or not any such actions are currently planned or contemplated. If they are, describe them.

Security Ownership of Management and Certain Security Holders,
page
13

20. As to the shares beneficially owned by Messrs. Walters and Moore, please tell us when these shares were actually issued to the gentlemen and would be considered outstanding under Nevada law. It appears that the shares the company is obligated to issue to the gentlemen may not yet be beneficially owned by them. See Rule 13d-3 of the Exchange Act.

21. Please disclose the name(s) of the natural person(s) who have sole or shared investment and voting power of the securities owned by
Nite Capital.

Certain Relationships and Related Transactions, page 15

22. You state that you anticipate entering into an agreement for executive management services with a firm owned by Messrs. Walters and Moore. Please disclose the name of this firm and terms of this proposed agreement.

23. On page 17, you state that you will "spin-off" the Abundant business to the Tudemes. It does not appear that you received shareholder approval for this transaction. Please explain to us whether you will seek shareholder approval and if you do not plan to get such approval, tell us why you believe it is not necessary.

Proposal 6 - Ratification of Financing Arrangement, page 20

24. You state that the company has received $1.3 million of the face amount of the $3.0 million note. Please explain why the full amount of the note has not been received and when and under what circumstances it will be received.

25. On page 21, you state that the convertible notes` conversion price may be adjusted in the event the company is acquired.
Please
disclose and quantify how this adjustment will be calculated.

26. You state that there are some circumstances where the company may not be able to issue shares within five days of receipt of a notice.
Please explain the circumstances under which this could happen.

27. Please explain and quantify the ratchet-type adjustments that will occur in the conversion price if you issue additional securities.

28. Please discuss and disclose any and all negative covenants contained in the agreements with the investors that would restrict action the registrant could take in connection with capital raising or other corporate activity.

Form 10-KSB for the year ended December 31, 2004
Item 1. Description of Business
Business Development, page 4

29. Please tell us your accounting policy regarding the referral fees paid to NEI in accordance with the Nurse Recruitment and Placement Services Agreement.

Management`s Discussion and Analysis or Plan of Operation, page 14 Liquidity and Capital Resources, page 16

30. Disclose the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Risk Factors
Risks Relating to our Business, page 18

31. Please tell us how you have complied with SFAS 5 regarding the potential liabilities you may have incurred in connection with the issuance of 6 million shares of S-8 registered common stock and the
$135,000 in payroll taxes which you may owe on behalf of you employees. Please address why there appears to be no accrual for these amount recorded as of December 31, 2004 and there is no disclosure within the financial statements of the potential liability.

Consolidated Balance Sheet, page F-2

32. Please disclose the allowance for doubtful accounts on the face of the balance sheet or notes thereto.

33. Please tell us why it is appropriate to display "beneficial conversion feature" as a separate line item on the face of your balance sheet. It would appear that this should be recorded as a debt discount and appropriately shown netted against the outstanding note payable.

Consolidated Statement of Cash Flows, page F-4

34. In the financing activities section, please tell us how
$100,000
for common stock is a cash transaction that should be included in the
Statement of Cash Flows given your current disclosures within your liquidity and capital resources section of your MD&A, which stipulates that the stock was issued as a result of the conversion of debt. Similar discrepancies appear to be within the notes to the consolidated financial statements. Please reconcile or clarify the current disclosure or amend your document to remove the inconsistency.

Statement of Stockholders` Equity, page F-5

35. Please clarify for us what is included in the line item
"interest
cost associated with beneficial conversion features of notes payable".

Notes to Financial Statements, page F-6
Note 1 - Summary of Significant Accounting Policies, page F-6

36. Please disclose your policy for stock based compensation to employees as well as non-employees as you have issued stock to both for services rendered.

Note 2 - Equipment, page F-8

37. Please reconcile what appears to be contradictory disclosure. The total cost basis of your property, plant, and equipment appears to be $192,081 as of December 31, 2004, yet your statement of cash flows discloses that you spent $518,429 on property, plant and equipment during the year ended December 31, 2004 and you only had $32,147 in depreciation expense during the same period. Please reconcile both disclosures.

Note 3 - Common Stock, page F-9

38. Please explain to us how you determined a $.25 per share price for your common stock issued for services rendered.


Note 6 - Acquisition, page F-11

39. Please disclose the purchase price for each acquisition as required by SFAS 141, including the condensed financial information about the assets acquired and liabilities assumed for both your acquisitions.

Note 7 - Notes Payable and Capital Leases, page F-12

40. Please explain to us how management accounted for the convertible debt and warrants issued on August 31st, 2004. It appears that the conversion feature of the convertible debt needs to be bifurcated in accordance with SFAS 133 and EITF 00-19 as the provisions stipulate that it could be converted into unlimited number of shares and that the shares are required to be registered or liquidating damages will be assessed. It would appear that similar provisions would result in the warrants being classified as liabilities. Please advise.

41. Please reconcile the amounts of the outstanding notes payable as of December 31, 2004 as disclosed within the notes to the financial statements to the amounts reported on the balance sheet. For the debt issuances which have not been disclosed, if any, please revise your disclosures to include the terms, conditions and balances.

42. We notice that you have entered into several leases for computers and telephone equipment at are being capitalized. Please revise to include the disclosures required by paragraph 16 of SFAS 13

Note 8 - Leases, page F-13

43. As your scheduled rent payments increase over the live of the lease, please disclose the amount of deferred rent recorded on the balance sheet as of December 31, 2004.

Note 9 - Impairment Loss, page F-13

44. Please provide to us an explanation as to why an impairment of the outstanding goodwill was necessary during 2004 as the goodwill in question was established as a result of acquisitions which occurred during 2004. Additionally, please provide all disclosures as required by paragraph 44 - 47 of FAS 142, Goodwill and Other Intangible Assets, for your impairment loss.


Form 10-QSB for the interim period ended September 30, 2005
Item 1. Financial Statements
Notes to the Consolidated Financial Statements
Note 1 - Description of Business and Basis of Financial Statement
Presentation, page 6

45. We note that you have terminated the operations of BP as of June
2005. Please tell us how you have complied with paragraph 27 of SFAS
144 and not classified the operations of BP as discontinued within the financial statements.

Item 3. Controls and Procedures

46. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer`s conclusion that your disclosure controls and procedures are effective at that "reasonable assurance" level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.

Form 8-K, dated November 4, 2005
Item 1.01 - Entry into a Material Definitive Agreement, page 1

47. Please explain to us how management plans to account for the callable secured convertible notes and associated warrants. It appears that the conversion feature of the convertible debt needs to be bifurcated and the associated warrants recorded as liabilities in accordance with SFAS 133 and EITF 00-19. Please advise.

Item 9.01. Financial Statements and Exhibits, page 19

48. Please amend filing to include pro-forma financial statements showing the spin-off of NewCo, which occurred on November 4, 2005.


*	*	*

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 551-3612 or me at (202) 551-3710 with any other questions.



								Sincerely,




								Jeffrey Riedler
								Assistant Director


cc:	David M. Loev
	2777 Allen Parkway, Suite 1000
	Houston, Texas 77019





1